Contact

www.linkedin.com/in/mwshome
(LinkedIn)

Top Skills

Supply Chain

SAP

Cross-functional Team Leadership

Honors-Awards

2014 Global Breakaway Leadership
Award

2014 Top Rank CIO

2015 SXSW Future15

2015 Global CIO of the Year

2019 CIO 100 Award for Innovation

Michael Smith

Fortune 250 CxO, Founder & Chair of non-profits, Majority Owner of
a UEFA top-flight professional football club, and proud Father
New York, New York, United States

Summary

My work is my craft. I am committed to a legacy of building leaders
and high-performing teams that transform industries.

I am currently serving in Board advisory positions for three
companies. These roles provide me with the opportunity to assist
the CEOs and Founders of digital marketing, software, and life
sciences companies in refining their vision, defining the culture, and
developing their product, commercial, and talent strategies.

As a frequent keynote speaker at various C-level conferences on
leadership, innovation, business transformation, & culture, I am
afforded the opportunity to share insights and learnings with my
peers across a wide variety of industries.

My passion for transformational leadership was birthed and nurtured
in a 22 year career at Nike and honed through a 4 year stint of
increasing executive level responsibilities at Mylan.

I am always seeking accomplished leaders that are passionate
about making a difference, building high-performing teams, driving
innovation, and are committed to their own continuous growth.   If
you are looking to hone your craft of leadership and want to be a part
of game-changing work, let's talk.

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Experience

The Estée Lauder Companies Inc.
Chief Information Officer
August 2017 - Present (7 years 3 months)
New York, New York

Responsible for all technology strategy and execution, as well as information
security, across 25+ Brands in 150+ countries.

Carrick Rangers
Majority Owner
August 2023 - Present (1 year 3 months)
Northern Ireland, United Kingdom

Top-flight professional football club competing in the Sports Direct Premiership of the Northern Ireland Football League.

The TechPACT
Founder and Chair
October 2020 - Present (4 years 1 month)
United States

Coalition of CIOs and technology executives committed to leading the charge for inclusion in the technology industry.

Sabbatical
Sabbatical
August 2016 - August 2017 (1 year 1 month)

Took the year off from a full time role to be present for my son's senior year of high school.   The time also allowed me to join three advisory boards, deliver keynotes at multiple C-level conferences across North America, mentor a number of executives, and continue my work with Boma Technologies, a company I founded to provide innovation & management consulting for the sports, life sciences, and technology industries. These flexible, part-time roles allowed me to be fully engaged with my son while continuing to contribute in a meaningful a way.

Viatris
4 years

Global Head of Digital & Innovation + Global Business Services
January 2016 - August 2016 (8 months)
Greater Pittsburgh Area

Leadership of multiple functions including all aspects of digital marketing, eCommerce, & digital medicine as well as oversight of transformative innovation.   Additionally responsible for leading the company's integrated, multi-functional global shared services including finance, human resources, and IT.

Chief Information Officer & Head of Global Business Services
October 2013 - January 2016 (2 years 4 months)

Chief Information Officer

2012 - October 2013 (1 year)
Canonsburg, PA

Nike
Multiple Executive Roles
1990 - 2012 (22 years)
Beaverton, OR; Memphis, TN; Laakdal, Belgium

Held a variety of Strategy, Technology, Supply Chain, Sales, & Customer Service roles at Nike over 22 years. Began as a software engineer & retired as an IT Executive overseeing the company's global geography & affiliate (Converse, Cole Haan, Umbro, & Hurley) CIOs.   Multiple large leadership roles included leading Nike Inc's worldwide Enterprise Solutions & Technology group.

AutoZone
IT Group Manager
1987 - 1990 (3 years)
Memphis

Held various roles of increasing responsibility from entry level application engineer to group manager. Implemented distribution, real estate, marketing, retail, and executive information systems.

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Education

Christian Brothers University
Bachelor's degree, Humanites & Management Information Systems · (1983 - 1987)